Exhibit 99.1

Departure of an independent director

Today LightInTheBox Holding Co., Ltd. (the “Company”) announced that it received a letter of resignation from Mr. Sean Shao. Mr. Shao indicated in the letter that he decided to resign as an independent director from the board of directors of the Company (the “Board”) due to personal reasons, and not as a result of any disagreement with the Company. The Board is currently seeking suitable replacement for the vacancy left by Mr. Shao.